UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nupathe Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

67059M100
(CUSIP Number)

September 25, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059M100	SCHEDULE 13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS BioAdvance Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 495,006
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 495,006
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,006
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 3.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein include an additional 3,127 shares that may be acquired by BioAdvance Ventures, L.P. upon the exercise of warrants.
**
All ownership percentages reported herein are based on 14,763,801 shares of common stock (the “Common Stock”) of NuPathe Inc. (the “Issuer”) outstanding as of September 25, 2012, based on information provided by the Issuer.

CUSIP No. 67059M100	SCHEDULE 13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS BioAdvance GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 495,006
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 495,006
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,006
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 3.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein include an additional 3,127 shares that may be acquired by BioAdvance Ventures, L.P. upon the exercise of warrants.
**	All ownership percentages reported herein are based on 14,763,801 shares of Common Stock outstanding as of September 25, 2012, based on information provided by the Issuer.

CUSIP No. 67059M100	SCHEDULE 13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS BioAdvance GP II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 0
	6	SHARED VOTING POWER 495,006
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 495,006
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,006
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 3.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	All share numbers and ownership percentages reported herein include an additional 3,127 shares that may be acquired by BioAdvance Ventures, L.P. upon the exercise of warrants.
**	All ownership percentages reported herein are based on 14,763,801 shares of Common Stock of the Issuer outstanding as of September 25, 2012, based on information provided by the Issuer.

CUSIP No. 67059M100	SCHEDULE 13G	Page 5 of 9

This Amendment No. 2 to Schedule 13G is being filed to reflect (i) that the Reporting Persons in this Schedule 13G beneficially own less than 5% of the outstanding Common Stock of the Issuer, and (ii) that Quaker BioVentures II, L.P., Quaker BioVentures Capital II, L.P., and Quaker BioVentures Capital II, LLC are no longer reporting persons on this Schedule 13G. Quaker BioVentures II, L.P., Quaker BioVentures Capital II, L.P., and Quaker BioVentures Capital II, LLC have filed a Schedule 13D to report their beneficial ownership in the Issuer.

Item 1(a)	Name of Issuer: Nupathe Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 227 Washington Street, Suite 200 Conshohocken, PA 19428
Item 2(a)	Name of Person Filing: BioAdvance Ventures, L.P. BioAdvance GP I, L.P. BioAdvance GP II, Inc.
Item 2(b)
Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 2929 Arch Street, Cira Centre, Philadelphia, PA 19104-2868.

Item 2(c)	Citizenship: BioAdvance Ventures, L.P. – Delaware BioAdvance GP I, L.P. – Delaware BioAdvance GP II, Inc. – Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e)	CUSIP Number: 67059M100
Item 3	Not applicable.
Item 4
Ownership.***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

BioAdvance Ventures, L.P. – 495,006
BioAdvance GP I, L.P. – 495,006
BioAdvance GP II, Inc. – 495,006

CUSIP No. 67059M100	SCHEDULE 13G	Page 6 of 9

(b)          Percent of class:

BioAdvance Ventures, L.P. – 3.4%
BioAdvance GP I, L.P. – 3.4%
BioAdvance GP II, Inc. – 3.4%

(c)           Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote

BioAdvance Ventures, L.P. – 0
BioAdvance GP I, L.P. – 0
BioAdvance GP II, Inc. – 0

(ii)     Shared power to vote or to direct the vote

BioAdvance Ventures, L.P. – 495,006
BioAdvance GP I, L.P. – 495,006
   BioAdvance GP II, Inc. – 495,006

 (iii)  Sole power to dispose or to direct the disposition of

BioAdvance Ventures, L.P. – 0
BioAdvance GP I, L.P. – 0
BioAdvance GP II, Inc. – 0

(iv)    Shared power to dispose or to direct the disposition of

BioAdvance Ventures, L.P. – 495,006
BioAdvance GP I, L.P. – 495,006
   BioAdvance GP II, Inc. – 495,006

***  Consists of 495,006 shares deemed to be beneficially owned by BioAdvance Ventures, L.P. BioAdvance GP I, L.P. is the general partner of BioAdvance Ventures, L.P., and BioAdvance GP II, Inc. is the general partner of BioAdvance GP I, L.P.

Item 5
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

CUSIP No. 67059M100	SCHEDULE 13G	Page 7 of 9

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8
Identification and Classification of Members of the Group.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.

Item 9	Notice of Dissolution of Group. Not applicable.
Item 10
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

________________________ ***

CUSIP No. 67059M100	SCHEDULE 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012	BIOADVANCE VENTURES, L.P. By: BioAdvance GP I, L.P., its general partner By: BioAdvance GP II, Inc., its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
BIOADVANCE GP I, L.P. By: BioAdvance GP II, Inc., its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
BIOADVANCE GP II, INC. /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President

CUSIP No. 67059M100	SCHEDULE 13G	Page 9 of 9

Exhibit 1
JOINT FILING AGREEMENT

Joint Filing Agreement, dated as of October 5, 2012, is by and among BioAdvance Ventures, L.P., BioAdvance GP I, L.P., and BioAdvance GP II, Inc. (the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.001 per share, of Nupathe Inc. beneficially owned by it from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the Filers hereby agree to be responsible for the timely filing of the Schedule 13G and any amendments thereto on behalf of the Filers, and for the completeness and accuracy of the information concerning itself contained therein.  Each of the Filers hereby further agree to file this Joint Filing Agreement as an exhibit to the statement and each such amendment, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

BIOADVANCE VENTURES, L.P. By: BioAdvance GP I, L.P., its general partner By: BioAdvance GP II, Inc., its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
BIOADVANCE GP I, L.P. By: BioAdvance GP II, Inc., its general partner /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President
BIOADVANCE GP II, INC. /s/ Richard S. Kollender Name: Richard S. Kollender Title: Vice President